Exhibit 99.3
OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission or SEC, on March 27, 2024, or the Annual Report, and the related notes and the other financial information included elsewhere in this Form 6-K. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “REE,” “we,” “us,” and “our” refer to REE Automotive Ltd. and its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K, or this Report, contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Report may include, among other things, statements about REE’s strategic and business plans, including its ability to meet certification requirements, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business or product, intellectual property, REE’s expectation for growth, and its future results, operations, and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Report may not occur.

You should not place undue reliance on these forward looking statements. Some factors that could cause actual results to differ include:

•REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup;

•REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners;

•development of REE’s advanced prototypes into marketable products;

•REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers;

•REE’s estimates of unit sales, expenses and profitability and underlying assumptions;

•REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products;

•REE’s limited operating history;

•risks associated with building out of REE’s supply chain;

•risks associated with plans for REE’s initial commercial production;

•REE’s dependence on suppliers, some of which are or will be single or limited source;

•development of the market for commercial electric vehicles, or EVs;

•risks associated with data security breach, failure of information security systems and privacy concerns;

•future sales of our securities by existing material shareholders or by us could cause the market price for Class A Ordinary Shares, without par value, or the Class A Ordinary Shares, to decline;

•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists;

•intense competition in the e-mobility space, including with competitors who have significantly more resources;

•risks related to the fact that REE is incorporated in Israel and governed by Israeli law;

•REE’s ability to make continued investments in its platform;

•the global economic environment;

•general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them;

•fluctuations in interest rates and foreign exchange rates;

•the need to attract, train and retain highly-skilled technical workforce;

•changes in laws and regulations that impact REE;

•REE’s ability to enforce, protect and maintain intellectual property rights and to defend itself from claims that it infringed on third party intellectual property rights;

•REE’s ability to retain engineers and other highly qualified employees to further its goals; and

•other risks and uncertainties set forth in the section “Risk Factors” in our Annual Report.

Overview

We are an automotive technology company focused on building commercial electric vehicles controlled fully by wire, what we call X-by-Wire. Unbound by legacy thinking, we created the world’s first Federal Motor Vehicle Safety Standards, or FMVSS, certified, software-driven, fully by-wire electric truck, built around its proprietary REEcorner® which packs critical vehicle components into a single compact module positioned between the chassis and the wheel.

The REEcorner, our proprietary by-wire technology for drive, steer and brake control, enables X-by-Wire vehicle control and is designed to allow for key benefits for building commercial electric trucks, such as reduction in total cost of ownership, or TCO, operational efficiency, and many other benefits as described below.

Our technology, which is patent protected, and design make it possible for original equipment manufacturers, or OEMs, delivery and logistics fleets, dealers, e-commerce retailers, Mobility-as-a-Service providers and others, to build any size or shape of electric vehicle. With the first FMVSS certified full by-wire electric truck, we are currently focused primarily on the North American medium-duty truck segment due to the large total addressable market, increased tax incentives for customers, and strong demand from fleets to electrify their fleets.

We are targeting delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies. Our business plan is geared to allow these companies to build entire fleets based on REEcorner technology and Powered by REE® platforms. We aim to offer many customer benefits including reduction in TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety, improved vehicle efficiency, advanced driver-assistance systems, or ADAS, compatibility.

By completing and not competing, we believe that we can partner with other vehicle manufacturers in the automotive industry where electric and autonomous vehicles will be “powered by REE”, allowing faster and larger adaption of our X-by-Wire technology and electrification scale.

Key Components of Statements of Operations

Revenues

We have not begun significant commercial operations and currently has no significant revenues. Once we reach commercialization and commences production and sales of our products, we expect that the significant majority of our revenue will be derived from direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem. In 2023, we recognized revenues with respect to previously deferred revenues following a termination of a strategic development agreement with a customer and in respect to sale of electric vehicle, or EV, prototypes.

Cost of Revenues

Cost of revenues are primarily comprised from the cost of EVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of EVs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value, or NRV. In 2023, cost of revenues also included expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

Research and development, or R&D, expenses consist of costs associated with the employment of our engineering staff, including share-based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables, UK R&D tax credit and grants received for R&D programs and projects, costs associated with our properties, and depreciation of our fixed assets. We expect research and development expenses to increase as we continue to develop our products, components, technology and software.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of costs associated with employment of our non-engineering staff, including share based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with REE’s properties, and depreciation of our fixed assets. We expect selling, general and administrative expenses to increase as our overall activity levels increase over time once we will start mass production of our vehicles.

Finance Income, Net

Finance income, net consists primarily of interest income, foreign exchange gains or losses, and the change in fair value of derivatives liabilities offset by bank fees. Foreign currency exchange gains or losses are related to changes in the value of our non-U.S. denominated financial assets and liabilities, primarily cash and cash equivalents and operating lease liabilities related to our leased properties in Israel and the UK. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Derivative liabilities at fair value are related to our convertible promissory notes. Fair value of derivative liabilities is expected to vary depending on the change in stock price, volatility, risk-free rate, cost of debt and other inputs used for the fair value measurements.

Results of Operations

Comparison of Three Months Ended June 30, 2024 and 2023

The following table sets forth our historical operating results for the periods indicated:

	Three Months Ended June 30,
	2024	2023
	USD in thousands
Revenues	$—	$943
Cost of revenues	651	943
Gross loss	$(651)	$—
Operating expenses:
Research and development expenses, net	8,063	19,337
Selling, general and administrative expenses	6,931	8,087
Total operating expenses	14,994	27,424
Operating loss	$(15,645)	$(27,424)
Income from warrants remeasurement	2,586	—
Financial income, net	2,130	1,076
Net loss before income tax	(10,929)	(26,348)
Income tax expense (income)	(142)	(137)
Net loss	$(10,787)	$(26,211)

Revenues

As previously noted, we have not begun significant commercial operations and currently have not recognized significant revenues to date. We recorded no revenue for the three months ended June 30, 2024 and recognized revenue of $0.9 million for the three months ended June 30, 2023. In April 2021, we entered into a strategic development agreement with a customer, pursuant to which we agreed to develop and supply our platform prototypes. In 2021, revenue in the amount of $0.9 million related to the agreement was deferred. For the three months ended June 30, 2023, we recorded revenue in the amount of $0.9 million upon the termination of the agreement with the customer.

Cost of Revenues

Cost of revenues decreased by $0.2 million, from $0.9 million for the three months ended June 30, 2023 to $0.7 million for the three months ended June 30, 2024. In the three months ended on June 30, 2024 cost of revenues was impacted primarily by adjustments to a write down of the carrying value of inventory which exceeded its estimated NRV as part of material purchasing for preparation of the production of EVs. In the three months ended June 30, 2023 cost of revenues included expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

Research and development expenses, net decreased by $11.2 million, from $19.3 million for the three months ended June 30, 2023 to $8.1 million for the three months ended June 30, 2024. The decrease was primarily due to an increase in the recognition of a UK R&D tax credit and grants from the UK government, lower engineering costs related to the development of the P7 EV Platform, lower share based compensation expense as well as other efficiencies in R&D expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $1.2 million, from $8.1 million for the three months ended June 30, 2023 to $6.9 million for the three months ended June 30, 2024. The decrease was primarily due to a decrease in director and officers insurance expenses and lower share based compensation expenses.

Income from Warrants Remeasurement

We recognized income of $2.6 million from the remeasurement of the value of warrants for the three months ended June 30, 2024. For the three months ended June 30, 2023 we had no income or loss from the remeasurement of the value of warrants since we did not have warrants during that period.

Financial Income, Net

Financial income, net was $2.1 million for the three months ended June 30, 2024 compared to financial income, net of $1.1 million for the three months ended June 30, 2023. The increase in financial income, net was primarily due to income from the remeasurement of the value of derivative liabilities for the three months ended June 30, 2024, partially offset by a decrease in interest income due to a decrease in cash and cash equivalents and short-term investments balances year-over-year and by interest expenses related to convertible promissory notes issued in December 2023.

Income tax expense (income)

Income tax income for the three months ended June 30, 2024 was $0.1 million, unchanged from the income tax income for the three months ended June 30, 2023.

Comparison of Six Months Ended June 30, 2024 and 2023

The following table sets forth our historical operating results for the periods indicated:

	Six Months Ended June 30,
	2024	2023
	USD in thousands
Revenues	$160	$943
Cost of revenues	1,455	943
Gross loss	$(1,295)	$—
Operating expenses:
Research and development expenses, net	23,421	38,211
Selling, general and administrative expenses	14,101	18,930
Total operating expenses	37,522	57,141
Operating loss	$(38,817)	$(57,141)
Income from warrants remeasurement	1,880	—
Financial income, net	2,261	2,137
Net loss before income tax	(34,676)	(55,004)
Income tax expense (income)	1,294	(171)
Net loss	$(35,970)	$(54,833)

Revenues

As previously noted, we have not begun significant commercial operations and currently have no significant revenues. For the six months ended June 30, 2024, we recorded revenues in the amount of $0.2 million with respect to the sale of EV prototypes to a potential customer. In April 2021, we entered into a strategic development agreement with a customer, pursuant to which we agreed to develop and supply our platform prototypes. In 2021, revenue in the amount of $0.9 million related to the agreement was deferred. For the six months ended June 30, 2023, we recorded revenue in the amount of $0.9 million upon the termination of the agreement with the customer.

Cost of Revenues

Cost of revenues increased by $0.6 million, from $0.9 million for the six months ended June 30, 2023 to $1.5 million for the six months ended June 30, 2024. In the six months ended on June 30, 2024, cost of revenues was impacted primarily by adjustments to a write down of the carrying value of inventory which exceeded its estimated NRV as a part of material purchasing for preparation to the production of EVs. In the six months ended June 30, 2023, cost of revenues included the expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

Research and development expenses, net, decreased by $14.8 million, from $38.2 million for the six months ended June 30, 2023 to $23.4 million for the six months ended June 30, 2024. The decrease was primarily due to an increase in the recognition of a UK R&D tax credit and grants from the UK government, lower engineering costs related to the development of the P7 EV Platform, lower share based compensation expense, a decrease in R&D headcount resulting in a decrease in payroll costs, as well as other efficiencies in R&D expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $4.8 million, from $18.9 million for the six months ended June 30, 2023 to $14.1 million for the six months ended June 30, 2024. The decrease was primarily due to a decrease in professional fees, a decrease in director and officers insurance expenses and lower share-based compensation expenses.

Income from Warrants Remeasurement

We recognized income of $1.9 million from the remeasurement of the value of warrants for the six months ended June 30, 2024. For the six months ended June 30, 2023, we had no income or loss from the remeasurement of the value of warrants since we did not have warrants during that period.

Financial Income, Net

Financial income, net was $2.3 million for the six months ended June 30, 2024 compared to financial income, net of $2.1 million for the six months ended June 30, 2023. The increase in financial income, net was primarily due to income from the remeasurement of the value of derivative liabilities for the six months ended June 30, 2024, partially offset by a decrease in interest income due to a decrease in cash and cash equivalents and short-term investments balances year-over-year and by interest expenses related to convertible promissory notes issued in December 2023.

Income tax expense (income)

Income tax expense increased by $1.5 million, from income tax income of $0.2 million for the six months ended June 30, 2023 to income tax expense of $1.3 million for the six months ended June 30, 2024. This increase was primarily due to the recognition of deferred tax liability for the six months ended June 30, 2024.

Liquidity, Capital Resources and Financial Condition
As of the date of this Report, we have not yet to generate significant revenues from our principal business operations and has generated minimal revenues and does not expect to generate sufficient revenues from the sale of products in the near future to cover our costs and capital expenditures. Since inception, we have incurred losses and generated negative cash flows from operations and have funded our operations, capital expenditure and working capital requirements through capital contributions, private placements of equity securities, issuance of private warrants, convertible promissory notes, investments from certain strategic partners, and from the consummation of the merger whereby 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company, and Spark Merger Sub, Inc. (“Merger Sub”), our wholly-owned subsidiary, pursuant to which Merger Sub merged with and into 10X Capital.

We expect our capital expenditures and working capital requirements to continue in the near future, as we seek to produce our products, develop our customer support and marketing infrastructure and continue our R&D efforts. As of June 30, 2024, our cash and cash equivalents were $36.3 million and our short term investments were $24.2 million.

On September 15, 2024, we announced a pricing of an equity financing transaction, for the sale of 7,362,930 shares of our Class A ordinary shares at a purchase price of $4.122 per share and, to certain investors in lieu of Class A Ordinary Shares, pre-funded warrants to purchase 3,639,893 at a price of $4.121 per pre-funded warrant, in a registered direct offering. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were $45.14 million after deducting applicable fees and expenses.

Based on the proceeds received pursuant to the equity transaction described above, we intend to kick off our production plan by the end of the year and to start delivering commercial EVs to customers in 2025.

We expect that we will need to raise additional capital to support our production plan, respond to customer demands, business opportunities, challenges, technological advancements or unforeseen circumstances. If we are unable to raise capital when and if needed, we may need to modify our production plan, reduce costs, or both, in order to conserve cash and improve its liquidity position.

If we are to require additional funding or otherwise determined it was beneficial to seek additional sources of financing, we believe that our balance sheet would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than we expect, we will be forced to change our business plan, including, among other changes, decreasing our level of investment in product development, renegotiating development agreements with collaboration partners and/or scaling back our operations, which could have an adverse impact on our business and financial prospects. Additionally, any funding raised through the issuance of equity or equity-linked securities may result in the issuance of securities that have rights, preferences or privileges senior to those of our Class A Ordinary Shares or the dilution of our existing shareholders.

ATM Agreements

On August 16, 2022, we entered into the ATM Equity Offering Sales Agreement, or the BofA Agreement, with BofA Securities Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of June 30, 2024, we had not sold any of our Class A Ordinary Shares under the BofA Agreement.

On July 14, 2023, we entered into the At the Market Offering Agreement, or the HCW Agreement, with H.C. Wainwright & Co., LLC, pursuant to which we may offer and sell, at our option, up to $35 million of Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as our sales agent. As of June 30, 2024, we sold 54,938 Class A Ordinary Shares under the HCW Agreement for total net proceeds of approximately $0.3 million.

In September 2024, we sold 253,485 Class A Ordinary Shares under the ATM Sales Agreement for total net proceeds of approximately $1.3 million.

Convertible Promissory Notes and Warrants

On November 27, 2023, we entered into securities purchase agreements, or the November Purchase Agreements, with certain investors, pursuant to which we agreed to issue and sell convertible promissory notes, or the November Notes, in the principal amount of $8,000,000, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and warrants, or the November Warrants, to purchase up to an aggregate of 1,571,710 of Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under the November Purchase Agreements occurred on December 3, 2023, pursuant to which the November Notes and November Warrants were issued to the investors.

In addition, on December 6, 2023, we entered into a subsequent securities purchase agreement, or the December Purchase Agreement, dated December 2, 2023, with a certain accredited investor, pursuant to which we agreed to issue and sell an additional convertible promissory note, or the December Note, in the principal amount of $750,000 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and an additional warrant, or the December Warrant, to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under the December Purchase Agreement occurred on December 20, 2023, pursuant to which December Note and December Warrant were issued to the applicable investor.

Pursuant to the November Purchase Agreement and December Purchase Agreement, the November Notes and December Note, or together the Notes, each have a term of five years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. We may not repay any portion of the outstanding principal amount of the November Notes or December Note (or any interest accrued thereon) prior to the maturity date. The conversion price of November Notes and December Note is subject to customary adjustments, and the Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

The November Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and have a term of five years from the date of issuance, which was December 3, 2023. The December Warrant to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and has a term of five years from the date of issuance, which was December 20, 2023.

Public Offering

On March 1, 2024, we executed an underwriting agreement with Roth Capital Partners LLC, or Roth, pursuant to which we conducted an underwritten public offering of 2,000,000 Class A Ordinary Shares at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the underwriting agreement, we also granted Roth a 20-day option to purchase Class A Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the public offering, solely to cover over-allotments, if any. On March 4, 2024, Roth exercised its overallotment option to purchase an additional 300,000 Class A Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024.

At the closing of the public offering, we issued 2,300,000 Class A Ordinary Shares, for aggregate net proceeds of approximately $14.15 million to Roth, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us.

Registered Direct Offering

On September 15, 2024, we entered into Securities Purchase Agreements with certain investors for the issuance of 7,362,930 of our Class A Ordinary Shares at a price of $4.122 per share and, to certain investors in lieu of Class A Ordinary Shares, pre-funded warrants to purchase 3,639,893 at a price of $4.121 per pre-funded warrant. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were $45.14 million after deducting applicable fees and expenses.

Loan under Credit Facility

On August 14, 2023, we entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility, or the Credit Facility, in the amount of $15 million, pursuant to which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of the Monthly Term Secured Overnight Financing Rate plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, we are required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. We are charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility. As of June 30, 2024, we have utilized $15 million under its Credit Facility for a short-term loan. In July 2024, the short-term loan was fully repaid by us.

As an early-stage growth company in the early commercialization stage, the net losses we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses in accordance with its operating plan as we continue to expand its operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
	USD in thousands
Net cash provided by (used in):
Operating activities	(38,032)	(46,455)
Investing activities	18,084	26,909
Financing activities	14,463	119
Net change in cash and cash equivalents and restricted cash	(5,485)	(19,427)

Cash Flows from Operating Activities

Our cash flows used in operating activities to date have primarily resulted from costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. We expect to continue incurring expenses on operating activities until it begins to generate sufficient cash flows from its business.

During the six months ended June 30, 2024, operating activities used $38.0 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $36.0 million and an increase in operating working capital of $7.7 million mainly due to recognition of a UK R&D tax credit and grants from the UK government. These factors were offset by non-cash charges consisting primarily of share-based compensation expenses of $5.6 million and depreciation expenses of $1.6 million, offset by a change in fair value of financial liabilities of $3.3 million.

During the six months ended June 30, 2023, operating activities used $46.5 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $54.8 million and a decrease in deferred revenue of $0.9 million following the revenue recognition with a customer (as described above in the revenue section), which were offset by non-cash charges consisting primarily of share-based compensation expenses of $8.9 million and depreciation expenses of $1.1 million.

Cash Flows from Investing Activities

Our cash flows used in or provided by investing activities to date have been primarily comprised of short-term investments and cash outflows for tangible fixed assets (plant and equipment). We expect investing activities to include cash inflows from maturities of short-term investments offset by costs related to production related tangible fixed assets.

Net cash provided by investing activities for the six months ended June 30, 2024 was $18.1 million, which resulted from maturity of short-term investments of $20.0 million, partially offset by purchases of property and equipment in the amount of $1.9 million.

Net cash provided by investing activities for the six months ended June 30, 2023 was $26.9 million, which resulted from maturity of short-term investments of $96.5 million, partially offset by investments of $66.9 million in short-term investments as well as purchases of property and equipment in the amount of $2.7 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $14.5 million for the six months ended June 30, 2024, due to net proceeds of $14.15 million following the issuance of Ordinary Shares as part of the public offering in March 2024 and net proceeds in the amount of $0.3 million from Ordinary Share issuances pursuant to the HCW Agreement under the Company’s ATM program.

Net cash provided by financing activities was $0.1 million for the six months ended June 30, 2023, resulting from proceeds from exercise of stock options.

Debt

As of September 26, 2024, except for the Credit Facility, the November Note and the December Note, we had no third-party debt although it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur debt in the future.

Recent Developments

Motherson Supply Chain Support Agreement

In conjunction with the execution of the securities purchase agreement, dated September 15, 2024, between us and certain Investors relating to this offering of our Class A Ordinary Shares and Pre-Funded Warrants, on September 15, 2024, we executed a Supply Chain Management Services Agreement, or the Motherson Agreement, with Samvardhana Motherson International Limited, a corporation organized under the laws of the India, or Motherson, pursuant to which we appointed Motherson (including any of its affiliates) to provide certain services to us on an exclusive basis. In that regard, Motherson has agreed to provide services relating to development, management, and optimization of our supply chain which shall also include supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. We have agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the Motherson Agreement, or the Quarterly Fees, in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the Motherson Agreement, which shall be agreed upon by us and Motherson.

In addition, we agreed to permit Motherson to nominate a director to join our board of directors.

The Motherson Agreement will terminate upon the later of three (3) years or on when Motherson has received an amount equal to $30 million in Quarterly Fees. In addition, the Motherson Agreement will automatically renew for consecutive one (1) year terms unless either party provides notice of termination within one hundred eighty (180) days prior to the end of a term. In addition, Motherson may terminate the Motherson Agreement for any reason upon providing one hundred eighty (180) day written prior notice.